SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

PROFIT PLANNERS MANAGEMENT, INC.

___________________________________________________________________

(Name of Issuer)

COMMON STOCK

__________________________________________

 (Title of Class of Securities)

74317U106

_________________________________________

(CUSIP Number)

Wesley Ramjeet

110 West 40th Street, Suite 2503

New York, N.Y. 10018

(646) 416-6802

____________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 22, 2009

____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [    ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74317U106

1		NAMES OF REPORTING PERSONS Mr. Wesley Ramjeet I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) Not applicable. (b) Not applicable.
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,600,000 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,600,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,600,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.36%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share, of Profit Planners Management, Inc. (“PPM”).  PPM has its principal executive offices at 110 West 40th Street, Suite 2503, New York, N.Y. 10018.

Item 2.

Identity and Background

This Schedule 13D is being filed by Mr. Wesley Ramjeet on an individual basis. Mr. Ramjeet is currently the Chief Executive Officer and a director of PPM and he has held those positions since

January 29, 2009. Mr. Ramjeet’s business address is the PPM principal executive office at 110 West 40th Street, Suite 2503, New York, N.Y. 10018.

During the last five years, Mr. Ramjeet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or could have resulted in, Mr. Ramjeet being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ramjeet is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration

On February 13, 2009, pursuant to the terms of a private placement transaction conducted by PPM, Mr. Ramjeet purchased 6,600,000 shares of PPM for $6,600 cash. Mr. Ramjeet paid for these shares of common stock with cash from his personal funds. The above-described issuance of PPM common stock to Mr. Ramjeet was approved by the board of directors of PPM.

Item 4.

Purpose of Transaction

Mr. Ramjeet purchased shares of PPM common stock in the above-described transaction in order to provide PPM with working capital for its operations.  At the present time, Mr. Ramjeet considers the shares of common stock of PPM owned by him (collectively, the "Shares") to be an attractive long-term investment and, accordingly, subject to the conditions set forth below, he currently intends to continue to hold the Shares.  However, subject to the restrictions of applicable federal and state securities laws, Mr. Ramjeet may in the future purchase additional shares of PPM common stock or sell all or a portion of the Shares, as appropriate, either in the open market or in privately negotiated transactions.

Except as described above, Mr. Ramjeet does not have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of PPM, or the disposition of securities of PPM;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PPM;

(c)

A sale or transfer of a material amount of assets of PPM;

(d)

Any change in the present board of directors or management of PPM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of PPM;

(f)

Any material change in PPM's business or corporate structure;

(g)

Changes in PPM's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of PPM by any person;

(h)

Causing a class of securities of PPM to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of PPM becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

Mr. Ramjeet currently owns 6,600,000 shares of PPM common stock. The 6,600,000 shares of common stock of PPM that are beneficially owned by Mr. Ramjeet, as described above, constitutes 63.36% of the outstanding shares of common stock of PPM.

Mr. Ramjeet has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to all such shares of common stock that Mr. Ramjeet is deemed to beneficially own.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

September 24, 2009

Signature:

/s/ Wesley Ramjeet

Name/Title:  Wesley Ramjeet